Contact

www.linkedin.com/in/alex-arbuckle-
johnson-53784429 (LinkedIn)

Top Skills

Employee Relations

Strategic Planning

Business Administration

Alex Arbuckle Johnson

Passionate about helping other people (and businesses) succeed.
Plano, Texas, United States

Summary

Early in my career, I had the opportunity to work with a family friend
who was eager to grow his new business, and the rest is history!
After my first introduction to startups, I knew I had found my niche.

After many years of working with startups, I know that rather than
listing out the endless tasks and skills involved, its much more
important for you to know that I am flexible, creative, determined,
and hard-working. I greatly enjoy and excel at solving problems,
creating processes and procedures, vendor relations, hiring and
management of people, planning, budgeting, and more. My favorites
are design, branding, and marketing. Most importantly, whether it
be an employee, vendor, or customer, my ultimate goal is to have a
positive impact on other peoples' lives, both big and small.

Experience

Wallabing Inc.
Chief Operating Officer
January 2020 - Present (3 years 7 months)
United States

Travel has become a chore. We want to change that by simplifying and
removing what doesn't work. We're going back to the basics to the days we
have such fond memories of; there wasn't a bunch of paperwork, hidden fees,
or 30 websites to visit before your trip was booked. Wallabing is the simple and
straightforward approach to traveling for people of all ages and demographics.
Wallabing is the new frontier of hospitality.

AJ Curation, LLC
Founder/Owner of AJ Curation, LLC
December 2017 - December 2019 (2 years 1 month)

A curator (from Latin: curate, meaning "to take care of") is a manager
or overseer. Traditionally, a curator is (1) a keeper of a cultural heritage

institution, (2) a content specialist, (3) who is charged with an institution's collections, and (4) involved with the interpretation of heritage material.

I'm non-traditional. I believe every business is an institution who will always need a manager or overseer to take of its many facets. A business may have a defined culture or if not, likely has organically grown values, which need to be defined and clearly communicated (or possibly redirected). Every business has collections of people, processes, practices, projects and so on. My interpretation will be based on internal observations and getting to know you and your team on a personal level. Becoming a content specialist on your business is where I excel and how we will roadmap your desired success together.

Why? I believe in helping others to achieve their dreams. Professionally, there is nothing more fulfilling than being an integral part of finding someone's happiness.

How? I get to know the owners and key players with my intuitive nature and observations and direct interaction. I will ask lots of questions to find out what you truly desire and provide solutions on how to get there. I think outside of the box to create an innovative and personalized approach to your business needs. I tailor my services to what you need, whether that be starting with the basics or digging deep into the functions of a complex organization.

I have experience in teaching, business analysis, commercial insurance, public speaking, human resources, training, negotiating, benefits, facilitating, real estate, coaching, writing and editing, mediating, restructuring, design, branding, marketing, market analysis, social media strategy, recruitment, culture development, and more. My specialty is none of these things. My specialty is providing solutions and watching your business soar.

Elevated Life Group
Director of Marketing
April 2017 - October 2017 (7 months)
Bryan/College Station, Texas Area

Elevated Life Brands is the parent company of The Barracks Construction Group, Barracks Management Company, and BearX Aquatic & Festival Venue.

Elevated Life Group

Director of Human Resources
August 2014 - August 2016 (2 years 1 month)
Bryan/College Station, Texas Area

Elevated Life Brands is the parent company of The Barracks Construction Group, Barracks Management Company, and BearX Aquatic & Festival Venue.

CNA Insurance
Commercial Underwriter
June 2012 - June 2014 (2 years 1 month)
5151 San Felipe, Suite 1300, Houston, TX 77056

Education

Texas A&M University
Bachelor of Arts, Communication, Business · (August 2005 - May 2009)